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ericchiuto@sidley.com 212-839-8650	FOUNDED 1866

December 9, 2009

VIA EDGAR AND TELECOPIER

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Re:	ERP Operating Limited Partnership Schedule TO-I filed December 2, 2009 SEC File No. 5-50249

Dear Ms. Kim:

On behalf of ERP Operating Limited Partnership (“ERP”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 8, 2009 relating to ERP’s Tender Offer Statement referred to above (the “Schedule TO”).

On behalf of ERP, we are concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”), and for the convenience of the Staff, we are providing a copy of this letter and of Amendment No. 1 to you by telecopier.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with ERP’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule TO.

Securities and Exchange Commission

December 9, 2009

Offer to Purchase

1. We note that the any and all offer for the Non-Exchangeable Notes expires in less than 20 business days. Please revise so that the any and all offer is open for a full 20 business days or advise us. Refer to Rule 14e-1(a) and Section I.C. of SEC Release No. 34-43069.

ERP, in setting the expiration date at six business days for the any and all offer for the Non-Exchangeable Notes, relied upon the Salomon Brothers Inc. no-action letter (available March 12, 1986), the Goldman, Sachs & Co. no-action letter (available March 26, 1986) and the Merrill Lynch, Pierce, Fenner & Smith Incorporated no-action letter (available July 2, 1986). These no-action letters, as well as others, provided that the Commission would not pursue an enforcement action under Rule 14e-1(a) or (b) if the tender offer satisfies the following conditions:

(i)	The offer is to purchase for cash any and all non-convertible investment grade debt of a particular class or series.

(ii)	The offer is open to all record and beneficial holders of that class or series of debt.

(iii)	The offer is conducted in a manner designed to afford all record and beneficial holders of that class or series of debt a reasonable opportunity to participate in the tender offer, including dissemination of the offer on an expedited basis in the situation where the tender offer is open for a period of less than 10 calendar days.

(iv)	The offer is not made in anticipation of or in response to other tender offers for the issuer’s securities.

We believe each Non-Exchangeable Notes Offer satisfies these conditions because:

(i)	Each Non-Exchangeable Notes Offer is to purchase, for cash, any and all of its non-convertible debt securities, all of which are investment grade.

(ii)	Each Non-Exchangeable Notes Offer is open to all record and beneficial holders of such outstanding Non-Exchangeable Notes.

(iii)	Each Non-Exchangeable Notes Offer was disseminated on an expedited basis to all record and beneficial holders of such Non-Exchangeable Notes. Each such holder was also contacted by ERP’s dealer manager, Citigroup Global Markets Inc., with respect to such Non-Exchangeable Notes Offer.

Securities and Exchange Commission

December 9, 2009

(iv)	No Non-Exchangeable Notes Offer is made in anticipation of or in response to any other tender offer for ERP’s securities.

Because each Non-Exchangeable Notes Offer satisfies each of the criteria established by the Commission in these no-action letters, we respectfully request that the Commission withdraw comment 1.

2. Please tell us whether you believe each of the series of Non-Exchangeable Notes is a separate class of subject security for purposes of Regulation 14E. If you believe that each series of Non-Exchangeable Notes is a separate class of subject security, then revise the disclosure which currently refers to the offer for any and all Non-Exchangeable Notes as one offer.

Rule 13e-4 applies only to “issuer tender offers,” which are defined in Rule 13e-4 to mean a tender offer for “equity securities.” Each Non-Exchangeable Notes Offer is for non-convertible, investment grade debt securities and does not involve a tender offer for equity securities. ERP believes it has fully complied with the requirements of Regulation 14E.

While we believe that each Non-Exchangeable Notes Offer is not subject to Rule 13e-4, we nevertheless believe that each series of Non-Exchangeable Notes is a separate class of subject securities for purposes of Regulation 14E. Accordingly the amendment that ERP will file to the Schedule TO will amend the Offer to Purchase to make clear that the offers to purchase consist of four separate offers with the first three offers to purchase any and all of each of the Non-Exchangeable Notes and a fourth offer to purchase any and all of the Exchangeable Notes.

3. Please revise to state that the offers are not conditioned on each other.

The amendment that ERP will file to the Schedule TO will amend the Offer to Purchase to disclose that the Offers are not conditioned on each other.

4. Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests,

Securities and Exchange Commission

December 9, 2009

simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

The amendment that ERP will file to the Schedule TO will amend the Offer to Purchase to remove the statement suggesting that ERP may simply fail to assert a triggered condition and effectively waive it without officially doing so.

5. Please revise to state in the event of a material change, including a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in the consideration offered, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten days remain in the offer, following notice of the change. Refer to Rule 14e-1(b).

The amendment that ERP will file to the Schedule TO will amend the Offer to Purchase to disclose the minimum length of an extension of an Offer in the event of a material change or in the event of a change in the consideration offered, the amount of securities sought or other similar significant changes.

6. We note that you expressly reserve the right to delay acceptance. Please revise to describe the circumstances under which you would delay acceptance.

ERP will not delay acceptance of any tendered notes. The amendment to the Schedule TO amends the Offer to Purchase to provide that there will be no delay in the acceptance of any tendered notes.

In a separate letter, ERP has made the acknowledgement requested in your letter.

As the Non-Exchangeable Notes Offer is scheduled to expire at 5:00 p.m., New York City time today, December 9, 2009, your prompt attention is requested. Please direct any questions of comments you may have about this submission to the undersigned at (212) 839-8650.

Securities and Exchange Commission

December 9, 2009

Sincerely,

/s/ Edward D. Ricchiuto, Esq.

Edward D. Ricchiuto, Esq.